Filed by Marathon Petroleum Corporation
Commission File No.: 001-35054
Pursuant to Rule 425 under the
Securities Act of 1933, as amended

Subject Company:
Andeavor
Commission File No.: 001-03473

The following document was made available to certain management personnel within Marathon Petroleum Corporation on April 30, 2018.

LEADER GUIDE: MPC and Andeavor combination creates a leading U.S. refining, marketing and midstream company

Marathon Petroleum Corporation and Andeavor have agreed to enter into a strategic combination. Andeavor, formerly Tesoro, is an independent refining, marketing and logistics company. The transaction is expected to close in the second half of 2018, subject to closing conditions and shareholder/regulatory approvals.

Leader expectations

- **Engage** with your teams early Monday morning to ensure they have a high level understanding of the transaction. In these meetings, do not share any written material.
- **Set** the clear expectation that due to the regulatory and planning process ahead, there are many questions for which we do not yet have answers.
- **DO** direct any media inquiries to Public Affairs.
- **DO NOT** create or share any written communications, including slides or e-mail, regarding the transaction, unless approved by the Law Organization.
- **Remind** everyone that we have identified an integration team and schedule for the transaction; all employees need to remain focused on their current assignments and operate with top-of-mind on safety, environmental stewardship, and delivering superior service to our customers.

Key messages

- **The combined company:** Will be a geographically diversified and highly integrated refining, marketing and midstream company.
  - 16 refineries in 13 states, with over 3 million bpd of refining capacity
  - Expanded midstream presence, including in the Permian and Bakken
  - Nationwide retail and marketing portfolio (~4,000 company owned/operated, ~7,800 branded)
- **The combined company**: Will have geographic diversity, a strong presence in key growth markets, and benefit from anticipated synergies.
- **Scale of transaction**: MPC has a demonstrated track record of successful large acquisitions:
  - Galveston Bay refinery – achieved improved operations and cost structure
  - Hess – Speedway successfully integrated 1,200 stores
  - MarkWest – acquired in 2015, expanded into midstream natural gas business
- Today's announcement is just the first step in the process.
- Until the transaction closes, MPC and Andeavor will continue to operate as separate companies.
- It is critical that we all stay focused on safety and environmental stewardship, and continue to deliver superior service to our customers.
- The Findlay Campus will remain our corporate headquarters and the combined business will maintain a San Antonio office.

This document is intended as background for leaders in responding to employee questions. For internal use only. Please do not distribute.

Q: The transaction highlights synergies; do you expect layoffs in Findlay or at other MPC or MPLX locations? As we bring the two companies together, we will achieve synergies in certain functions, but it’s much too early to identify specific areas where these synergies would occur. We do not currently anticipate significant layoffs among employees in field operations, but it is too soon to provide any specifics. Q: Will our headquarters be moved to a more central location to accommodate our widespread assets, such as a city with a major airport? At this time, we do not anticipate any changes in location of our headquarters. The Findlay Campus will remain our corporate headquarters and the combined business will maintain a San Antonio office. Q: What are our plans to integrate the two companies? We are in the very early stages of the process, and it is premature to offer additional thoughts until the integration planning is underway. Q: What can employees expect in the interim and when will we know more about the status of the combination? It is important that we all remain focused on our important work. We all should continue, as always, to focus on safely performing our duties and providing our customers with the service they expect from us. We also recognize you may have questions over the coming months, and we are committed to keeping you informed. Questions and answers Marathon Petroleum Corporation and Andeavor have agreed to enter into a strategic combination. Andeavor, formerly Tesoro, is an independent refining, marketing and logistics company. The transaction is expected to close in the second half of 2018, subject to closing conditions and shareholder/regulatory approvals. This document is intended as background for leaders in responding to employee questions. For internal use only. Please do not distribute. LEADER GUIDE: MPC and Andeavor combination creates a leading U.S. refining, marketing and midstream company

Marathon Petroleum Corporation and Andeavor have agreed to enter into a strategic combination. Andeavor, formerly Tesoro, is an independent refining, marketing and logistics company. The transaction is expected to close in the second half of 2018, subject to closing conditions and shareholder/regulatory approvals. This document is intended as background for leaders in responding to employee questions. For internal use only. Please do not distribute. This communication contains forward-looking statements within the meaning of federal securities laws regarding Marathon Petroleum Corporation (“MPC“). These forward-looking statements relate to, among other things, the proposed transaction between MPC and Andeavor (“ANDV”) and include expectations, estimates and projections concerning the business and operations, strategic initiatives and value creation plans of MPC. In accordance with “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995, these statements are accompanied by cautionary language identifying important factors, though not necessarily all such factors, that could cause future outcomes to differ materially from those set forth in the forward-looking statements. You can identify forward-looking statements by words such as “anticipate,” “believe,” “could,” “design,” “estimate,” “expect,” “forecast,” “goal,” “guidance,” “imply,” “intend,” “may”, “objective,” “opportunity,” “outlook,” “plan,” “position,” “potential,” “predict,” “project,” “prospective,” “pursue,” “seek,” “should,” “strategy,” “target,” “would,” “will” or other similar expressions that convey the uncertainty of future events or outcomes. Such forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and other factors, some of which are beyond the company’s control and are difficult to predict. Factors that could cause MPC’s actual results to differ materially from those implied in the forward-looking statements include: the ability to complete the proposed transaction between MPC and ANDV on anticipated terms and timetable; the ability to obtain approval by the shareholders of ANDV and MPC related to the proposed transaction and the ability to satisfy various other conditions to the closing of the transaction contemplated by the merger agreement; the ability to obtain governmental approvals of the proposed transaction on the proposed terms and schedule, and any conditions imposed on the combined entity in connection with consummation of the proposed transaction; the risk that the cost savings and any other synergies from the proposed transaction may not be fully realized or may take longer to realize than expected; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; risks relating to any unforeseen liabilities of ANDV; future levels of revenues, refining and marketing margins, operating costs, retail gasoline and distillate margins, merchandise margins, income from operations, net income or earnings per share; the regional, national and worldwide availability and pricing of refined products, crude oil, natural gas, NGLs and other feedstocks; consumer demand for refined products; our ability to manage disruptions in credit markets or changes to our credit rating; future levels of capital, environmental or maintenance expenditures, general and administrative and other expenses; the success or timing of completion of ongoing or anticipated capital or maintenance projects; the reliability of processing units and other equipment; business strategies, growth opportunities and expected investment; MPC’s share repurchase authorizations, including the timing and amounts of any common stock repurchases; the adequacy of our capital resources and liquidity, including but not limited to, availability of sufficient cash flow to execute our business plan and to effect any share repurchases, including within the expected timeframe; the effect of restructuring or reorganization of business components; the potential effects of judicial or other proceedings on our business, financial condition, results of operations and cash flows; continued or further volatility in and/or degradation of general economic, market, industry or business conditions; compliance with federal and state environmental, economic, health and safety, energy and other policies and regulations, including the cost of compliance with the Renewable Fuel Standard, and/or enforcement actions initiated thereunder; the anticipated effects of actions of third parties such as competitors, activist investors or federal, foreign, state or local regulatory authorities or plaintiffs in litigation; the impact of adverse market conditions or other similar risks to those identified herein affecting MPLX; and the factors set forth under the heading “Risk Factors” in MPC’s and ANDV’s respective Annual Reports on Form 10-K for the year ended Dec. 31, 2017, filed with Securities and Exchange Commission (SEC). We have based our forward-looking statements on our current expectations, estimates and projections about our industry. We caution that these statements are not guarantees of future performance and you should not rely unduly on them, as they involve risks, uncertainties, and assumptions that we cannot predict. In addition, we have based many of these forward-looking statements on assumptions about future events that may prove to be inaccurate. While our respective management considers these assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. Accordingly, our actual results may differ materially from the future performance that we have expressed or forecast in our forward-looking statements. We undertake no obligation to update any forward-looking statements except to the extent required by applicable law. Additional Information and Where to Find It In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The final joint proxy statement/prospectus will be mailed to stockholders of Marathon Petroleum Corporation (“MPC”) and Andeavor (“ANDV”). Investors and security holders will be able to obtain the documents free of charge at the SEC’s website, www.sec.gov, from MPC at its website, www.marathonpetroleum.com, or by contacting MPC’s Investor Relations at 419-421-2414, or from ANDV at its website, www.andeavor.com, or by contacting ANDV’s Investor Relations at 210-626-4757. Participants in Solicitation MPC and ANDV and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information concerning MPC’s participants is set forth in the proxy statement, filed March 15, 2018, for MPC’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Information concerning ANDV’s participants is set forth in the proxy statement, filed March 15, 2018, for ANDV’s 2018 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of such participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. LEADER GUIDE: MPC and Andeavor combination creates a leading U.S. refining, marketing and midstream company